						Exhibit 12.1
H&R BLOCK, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six months ended October 31,		Twelve months ended April 30,
	2017	2016	2017	2016	2015	2014	2013

Pretax earnings (loss) from continuing operations	$(441,484)	$(432,018)	$629,287	$569,479	$742,805	$767,116	$702,011
Add: Fixed charges	82,728	82,265	171,698	145,311	116,977	125,162	146,954
Total earnings (loss) before income taxes and fixed charges	$(358,756)	$(349,753)	$800,985	$714,790	$859,782	$892,278	$848,965

Fixed charges:
Interest expense	$42,542	$44,086	$92,951	$68,962	$45,246	$55,279	$74,297
Interest on deposits	—	—	—	179	682	2,109	5,660
Interest portion of net rent expense (a)	40,186	38,179	78,747	76,170	71,049	67,774	66,997
Total fixed charges	$82,728	$82,265	$171,698	$145,311	$116,977	$125,162	$146,954

Ratio of earnings to fixed charges:
Including interest on deposits	—	—	4.7	4.9	7.4	7.1	5.8
Excluding interest on deposits	—	—	4.7	4.9	7.4	7.2	6.0

Deficiency in the coverage of fixed charges by earnings (loss) before income taxes and fixed charges	$(441,484)	$(432,018)	$—	$—	$—	$—	$—

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.